FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of October

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ...............).

 27 October 2016
HSBC HOLDINGS PLC
THIRD INTERIM DIVIDEND FOR 2016
SCRIP DIVIDEND ALTERNATIVE
On 3 October 2016, the Directors of HSBC Holdings plc declared a third interim dividend for 2016 of US$0.10 per ordinary share. The third interim dividend will be payable on 6 December 2016 to holders of record on 21 October 2016 on the Principal Register in the United Kingdom or the Bermuda Overseas Branch Register and to holders of record on 24 October 2016[1] on the Hong Kong Overseas Branch Register. The dividend is payable in cash in United States dollars, sterling or Hong Kong dollars, or a combination of these currencies, with a scrip dividend alternative.
The 'Market Value' for the issue of new shares under the scrip dividend alternative is:
US$7.6227 for each new share
The 'Market Value' is the United States dollar equivalent of £6.2420 being the average of the middle market quotations for the ordinary shares on the London Stock Exchange as derived from the Daily Official List for the five business days beginning on 20 October 2016.
Dividends payable in cash in sterling or Hong Kong dollars on 6 December 2016 will be converted from United States dollars at the forward exchange rates quoted by HSBC Bank plc in London at or about 11.00am on 28 November 2016. These exchange rates will be announced to the London, Hong Kong, New York, Paris and Bermuda stock exchanges.
Particulars of the dividend arrangements will be sent to shareholders on or about 3 November 2016 and elections must be received by the Registrar by 24 November 2016.

For and on behalf of
HSBC Holdings plc

Ben J S Mathews
Group Company Secretary

Note to editors:
HSBC Holdings plc

HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 4,400 offices in 71 countries and territories in Europe, Asia, North and Latin America, and the Middle East and North Africa. With assets of US$2,608bn at 30 June 2016, HSBC is one of the world's largest banking and financial services organisations.
ends/all

[1] Record date on the Hong Kong Overseas Branch Register changed in accordance with Practice Note 8 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited due to raising of typhoon signal no.8 in Hong Kong on 21 October 2016.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                  By:
  Name: Ben J S Mathews
                                                                                                   Title: Group Company Secretary
                                                           Date: 27 October 2016